1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2016

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                 No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date June 8, 2016	By	/s/ Zhang Baocai
	Name:	Zhang Baocai
	Title:	Director

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is not an offer to purchase, a solicitation of an offer to purchase, or a solicitation of an offer to sell, the Notes. This announcement does not constitute, and may not be used in connection with, any form of offer or solicitation in any place where such offers or solicitations are not permitted by law. This announcement is not for release, publication or distribution in or into, or to any person resident and/or located in, any jurisdiction where such release, publication or distribution is unlawful.

This announcement does not constitute an offer to sell or the solicitation of an offer to purchase any securities in the United States or any other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No securities may be offered or sold in the United States absent registration or an applicable exemption from registration requirements. Any public offering of securities to be made in the United States will be made by means of a prospectus. Such prospectus will contain detailed information about the company making the offer and management, as well as financial statements. No public offering of securities is to be made by the Company or Yancoal Resources in the United States.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 1171)

ANNOUNCEMENT

SETTLEMENT OF OFFER TO REPURCHASE FOR CASH

UP TO A TOTAL OF US$300,000,000 IN AGGREGATE PRINCIPAL AMOUNT OF

THE OUTSTANDING NOTES LISTED BELOW

(I) US$434,403,000 5.730% GUARANTEED NOTES DUE 2022

(Stock code: 4552)

(II) US$450,000,000 4.461% GUARANTEED NOTES DUE 2017

(Stock code: 4551)

ISSUED BY

YANCOAL INTERNATIONAL RESOURCES DEVELOPMENT CO., LIMITED

(Incorporated in Hong Kong with limited liability)

Reference is made to the announcements of Yanzhou Coal Mining Company Limited (the “Company”) and Yancoal International Resources Development Co., Limited (“Yancoal Resources”) dated 4 May 2016 (Hong Kong time) (the “Launch Announcement”), 18 May 2016 (Hong Kong time) and 2 June 2016 (Hong Kong time) in relation to the Offer. Capitalised terms used in this announcement shall have the same meanings as those defined in the Launch Announcement.

REPURCHASE AND SETTLEMENT

The Company hereby announces that:

(i)	(a) US$206,783,000 principal amount of the 2022 Notes, representing approximately 47.60% of the US$434,403,000 total aggregate principal amount of the 2022 Notes outstanding, have been accepted for repurchase by Yancoal Resources; and (b) US$93,203,000 principal amount of the 2017 Notes, representing approximately 20.71% of the US$450,000,000 total aggregate principal amount of the 2017 Notes outstanding, have been accepted for repurchase by Yancoal Resources (the “Accepted Notes”). Settlement of repurchase of the Accepted Notes was completed on 7 June 2016 (New York City time);

(ii)	the aggregate amount of consideration (including the Accrued Interest in respect of the Accepted Notes) paid by the Company in relation to the repurchase of the Accepted Notes pursuant to the Offer was approximately US$286,444,899.30;

(iii)	the Accepted Notes were cancelled by Yancoal Resources on 7 June 2016 (New York City time); and

(iv)	as at the date of this announcement, the principal amount of the 2022 Notes remaining outstanding is US$227,620,000 and the principal amount of the 2017 Notes remaining outstanding is US$356,797,000.

Unless otherwise stated, all times and dates refer to New York City, United States times and dates.

By order of the Board Yanzhou Coal Mining Company Limited Li Xiyong Chairman of the Board

Zoucheng, Shandong Province, the PRC

8 June 2016 (Hong Kong time)

As at the date of this announcement, the directors of the Company are Mr. Li Xiyong, Mr. Li Wei, Mr. Wu Xiangqian, Mr. Wu Yuxiang, Mr. Zhao Qingchun, Mr. Guo Dechun and Mr. Guo Jun, and the independent non-executive directors of the Company are Mr. Wang Li Jie, Mr. Jia Shaohua, Mr. Wang Xiaojun and Mr. Qi Anbang.

As at the date of this announcement, the directors of Yancoal Resources are Mr. Li Xiyong, Mr. Lai Cunliang, Mr. Yin Mingde, Mr. Wu Yuxiang and Mr. Zhang Baocai.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

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